EXHIBIT 99.1

2026 Annual General Meeting

Golar LNG Limited advises that its 2026 Annual General Meeting will be held on Tuesday May 19, 2026.  The record date for voting at the Annual General Meeting is set to April 6, 2026. A copy of the notice, agenda and associated material will be distributed to shareholders by normal distribution methods prior to the meeting and will also be made available on the Company’s website at www.golarlng.com

Golar LNG Limited
Hamilton, Bermuda
March 26, 2026

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act